SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September 2007

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒   Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐   No  ☒

RELEASE

Portugal Telecom, SGPS, S.A.

Public Company

Registered Offices: Avenida Fontes Pereira de Melo, 40, Lisboa

Share Capital: Euro 33,865,695

Registered in the Commercial Registry Office of Lisbon

and Corporation no. 503 215 058

Acquisition of own shares

Lisbon, Portugal, 28 September 2007 — Pursuant to the terms and for the purposes of the Regulation (EC) no. 2273/2003 of the Commission, of 22 December 2003, and of subparagraph a) of no.1 of article 11 of the Portuguese Securities Market Commission Regulation no. 04/2004, Portugal Telecom (PT) informs that, under the terms of the share buyback programme approved at the General Shareholders’ Meeting of 27 April 2007, acquired today 103,056,500 PT shares listed on the Eurolist by Euronext Lisbon, equivalent to 9.13% of PT’s share capital.

The abovementioned acquisition was executed over the counter, on the following terms:

>                      53,279,259 PT shares at an average price of Euro 10.1521

>                      23,672,937 PT shares at an average price of Euro 10.2058

>                      26,104,304 PT shares at an average price of Euro 10.2578

These transactions resulted from the exercise of the physical settlement option included under the terms of equity swap contracts established with Goldman Sachs International, Barclays Bank Plc and Morgan Stanley & Co. International Limited.

After these transactions PT holds 103,056,500 own shares, corresponding to 9.13% of its share capital and equivalent to Euro 1.05 billion. As a result, the total number of shares to consider for purposes of determining the percentage of voting rights held in PT is 1,025,800,000 shares.

This information is also available on PT’s IR website http://ir.telecom.pt.

Contact:	Nuno Prego, Investor Relations Director
nuno.prego@telecom.pt

Portugal Telecom
Tel: +351 21 500 1701
Fax: +351 21 500 0800

Portugal Telecom is listed on the Euronext and New York Stock Exchanges. Information may be accessed on the Reuters under the symbols PTC.LS and PT and on Bloomberg under the symbol PTC PL.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 28, 2007

PORTUGAL TELECOM, SGPS, S.A.

By:	/s/ Nuno Prego
Nuno Prego Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.